EXHIBIT 99.1
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                                                               [GRAPHIC OMITTED]
                                                        [LOGO - ARC ENRGY TRUST]
NEWS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 1, 2005
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ARC RESOURCES LTD. / ARC ENERGY TRUST  ANNOUNCE THE DECEMBER 2005
INCREASE TO THE ARX  EXCHANGEABLE  SHARES  EXCHANGE RATIO

CALGARY, DECEMBER 1, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.82528 to 1.83996. Such increase will be effective on December 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

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                                                     10 DAY WEIGHTED                                          EXCHANGE
                                     ARC ENERGY      AVERAGE TRADING                                          RATIO AS
  RECORD DATE OF ARC     OPENING        TRUST        PRICE OF AET.UN    INCREASE IN   EFFECTIVE DATE OF THE      OF
     ENERGY TRUST       EXCHANGE    DISTRIBUTION  (PRIOR TO THE END OF   EXCHANGE     INCREASE IN EXCHANGE    EFFECTIVE
     DISTRIBUTION         RATIO       PER UNIT         THE MONTH)        RATIO **             RATIO             DATE
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   November 30, 2005     1.82528       $0.20            24.8707          0.01468       December 15, 2005       1.83996

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** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

      For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600              Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9